06004972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wingate Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Bedford Street
(No. and Street)

Lexington (City) Massachusetts (State) 02420 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Frailey 781-862-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sargis & Sargis, CPAs
(Name – *if individual, state last, first, middle name*)

76 Bedford Street, Suite 36, Lexington, Massachusetts 02420
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2006 WASH, D.C. 185 SECTION

PROCESSED JUN 0 2 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Frailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wingate Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINGATE CAPITAL CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF
WINGATE FINANCIAL GROUP, INC.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

WINGATE CAPITAL CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

SARGIS & SARGIS
CERTIFIED PUBLIC ACCOUNTANTS
Custance Place
76 Bedford Street • Suite # 36
Lexington, Massachusetts 02420-4499
(781) 863-0719
Fax (781) 863-0238

Kevin M. Sargis, CPA*
Leslie B. Sargis, CPA

*Also a member of the Massachusetts & Florida Bar

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wingate Capital Corporation
Lexington, Massachusetts

We have audited the accompanying balance sheet of Wingate Capital Corporation (a wholly-owned subsidiary of Wingate Financial Group, Inc.) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wingate Capital Corporation as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 7, 2006

WINGATE CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:	
Cash	$ 59,865
Commissions receivable	54,147
Due from officers	42,366
Due from others	47,919
Prepaid expenses	6,285
Deferred income tax benefit	5,150
Total current assets	215,732
	$ 215,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Due to parent company, Wingate Financial Group, Inc.	$ 456
Accounts payable	156,339
Due to officer	5,193
Income taxes payable	12,257
Total current liabilities	174,245
Stockholders' equity:	
Common stock, no par value; authorized 15,000 shares; issued and outstanding 23 shares	1,150
Additional paid-in capital	10,980
Retained earnings	29,357
	41,487
	$ 215,732

See notes to financial statements.

WINGATE CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:	
Commissions - Investment company shares	$ 689,105
Commissions - Exchange listed equity securities executed on an exchange	2,753
Interest income	123
	691,981
General & administrative expenses:	
Administrative service fees	96,000
Commissions - officers	81,462
Commissions - outside representatives	296,836
Licenses and fees	14,913
Professional fees	113,581
	602,792
Net income from operations	89,189
Other income (expenses):	
Legal settlement	62,500
Income before provision for income taxes	26,689
Provision for income taxes	6,650
Net income	$ 20,039

See notes to financial statements.

WINGATE CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock No Par Value		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balance at January 1, 2005	23	$ 1,150	$ 10,980	$ 9,318
Net income	—	—	—	20,039
Balance at December 31, 2005	23	$ 1,150	$ 10,980	$ 29,357

See notes to financial statements.

WINGATE CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Increase in Cash

Cash flows from operating activities:	
Net income	$ 20,039
Changes in operating assets and liabilities:	
Decrease (increase) in assets:	
Commissions receivable	(7,753)
Due from officers	(42,366)
Due from others	(47,919)
Prepaid expenses	90
Deferred income tax benefit	(5,150)
Increase (decrease) in liabilities:	
Accounts payable	116,601
Due to parent company	(5,531)
Due to officer	5,193
Income taxes payable	11,344
Total adjustments	24,509
Net cash provided by operating activities	44,548
Net increase in cash	44,548
Cash, January 1, 2005	15,317
Cash, December 31, 2005	$ 59,865

Supplemental Disclosures:	
Interest paid	$ 0
Income taxes paid	$ 456

See notes to financial statements.

WINGATE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1. Summary of significant accounting policies and business of the Corporation:

Organization:

Wingate Capital Corporation was incorporated on November 22, 1985 and commenced operations in May, 1986. The Company is a wholly-owned subsidiary of Wingate Financial Group, Inc. and operates as a securities broker-dealer.

Cash and Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Revenue Recognition:

Commission revenue from mutual funds, annuities, and stocks is recognized when earned and measurable. Generally, commission revenue is recorded on a trade-date basis as securities transactions occur.

Income Taxes:

The Company is included in the consolidated return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

WINGATE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1. Summary of significant accounting policies and business of the Corporation (continued):

Estimates:

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions:

Wingate Financial Group, Inc. is the parent company of Wingate Capital Corporation and other entities. Wingate Capital Corporation pays a monthly fee of $8,000 to Wingate Financial Group, Inc. for facilities and administrative services. The total administrative services fee paid by Wingate Capital Corporation to Wingate Financial Group, Inc. for the year ended December 31, 2005 was $96,000. At December 31, 2005 Wingate Capital Corporation owed Wingate Financial Group, Inc. $456.

Wingate Capital Corporation pays commissions to officers based on security trade transactions. For the year ended December 31, 2005 the Corporation paid $81,462 in commissions to officers. Additionally, at December 31, 2005 there was a commission overpayment to officers of $42,366 and a commission payable to officers of $5,193.

Note 3. Income Taxes:

The operations of the Company are included in the consolidated income tax returns of its parent company, Wingate Financial Group, Inc. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return. The parent company, Wingate Financial Group, Inc., files its tax return on the cash basis. The Company's deferred tax benefit represents the tax effect of taxable and deductible temporary differences between book and tax reporting.

Note 3. Income Taxes (continued):

The current and deferred portions of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 7,043	$(4,218)	$2,825
State	4,757	(932)	3,825
	$11,800	$(5,150)	$6,650

The net deferred current assets include the following components:

Deferred Tax Current Assets	$ 161,532
Deferred Tax Current Liabilities	(150,717)
Net Deferred Tax Current Assets	$ 10,815

Note 4. Legal Settlement:

The Corporation together with another individual/ registered representative were named in an arbitration matter that alleged violations of federal and state securities laws and claimed damages. On December 6, 2005 the matter was settled through arbitration and Wingate Capital Corporation agreed to reimburse the customer sixty-two thousand five hundred dollars ($62,500). This settlement was paid on January 19, 2006.

Note 5. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company had net capital of $41,487, and a net capital requirement of $11,616. The Company's net capital ratio was 4.2 to 1, while the maximum allowable ratio was 15 to 1.

SCHEDULE I

WINGATE CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Computation of Net Capital

Total ownership equity (from Balance Sheet)	$ 41,487
Total ownership equity qualified for net capital	$ 41,487
Deductions:	(-)
Net Capital	$ 41,487

Computation of Basic Net Capital Requirement

1. Minimum net capital required (6-2/3% of aggregate indebtedness $174,245)	$ 11,616
2. Minimum net capital requirement of Company	$ 5,000
3. Net capital requirement (greater of 1 or 2 above)	$ 11,616
4. Excess net capital ($41,487 - $11,616)	$ 29,871
5. Excess net capital at 1000% (net capital of $41,487 - 10% of aggregate indebtedness of $174,245)	$ 24,063
6. Ratio: aggregate indebtedness to net capital	4.2 to 1

SCHEDULE II

WINGATE CAPITAL CORPORATION
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(1) of that rule - Limited business (mutual funds and/or variable annuities

SCHEDULE III

WINGATE CAPITAL CORPORATION
Statement Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2005

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $41,487. The computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2005, and its reconciliation to the audited report is as follows:

Company's unaudited computation of net capital	$ 41,936
Adjustment for unrecorded income	8,409
Adjustment for underpayment of commissions - officers	(525)
Adjustment for overpayment of commissions - others	2,232
Adjustment for underaccrual of accounts payable	(4,371)
Adjustment for recording deferred tax benefit - federal and state	5,150
Adjustment for underaccrual of federal and state income taxes payable	(11,344)
	$ 41,487

SARGIS & SARGIS
CERTIFIED PUBLIC ACCOUNTANTS
Custance Place
76 Bedford Street • Suite # 36
Lexington, Massachusetts 02420-4499
(781) 863-0719
Fax (781) 863-0238

Kevin M. Sargis, CPA*
Leslie B. Sargis, CPA

*Also a member of the Massachusetts & Florida Bar

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from Rule 15c3-3

Board of Directors
Wingate Capital Corporation
Lexington, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Wingate Capital Corporation for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and the net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required 15c3-3.

The management of the Corporation is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial system being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 7, 2006